

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2012**
> **Filed October 29, 2012**
> **File No. 001-31545**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2012

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates, page 83

1.   Please revise your future filings to provide a critical accounting policy that addresses your method of depreciating mining-related assets. Please address the following items:

- Define your accounting policy, define each of proven and probable reserves, measured and indicated resources and inferred resources.
- Describe the circumstances under which each type of "resource" is included in the calculation of depreciation, describe management's assumptions concerning these resources (i.e., circumstances under which the resources may be economically mined, additional timing and work to convert the resources to reserves, gold pricing

concerns, etc.), and describe management's track record regarding the conversion of resources to reserves.

- Disclose the nature and amount of resources that are included in the depreciation calculation for each year for which an income statement is presented.
- Describe how you risk-weighted the resources included in the depreciation calculation; if you do not risk-weight those quantities, explain why.
- Disclose whether additional development costs are also included in the calculation of depreciation and how those costs are determined. If so, disclose the amount of additional development costs that were included in the depreciation calculation for each year for which an income statement is presented.
- Provide all of the requested disclosures on an overall basis and on a mine-by-mine basis as necessary. Discuss the uncertainties surrounding management's estimates and also how changes in the estimates would affect depreciation expense.

Please provide us with a draft of proposed disclosures to be included in your future filings.

Financial Statements
Notes to the Consolidated Financial Statements
2 Accounting policies
2.5 (vi) Depreciation and amortization of mining assets, page F-12

2.   Please expand this note in your future filings to address the following items:

- Describe the specific nature of the resources that are included in the depreciation calculation.
- Describe the nature of the historical experience and available geological information that permit management to conclude with a high degree of confidence that the resources are economically recoverable.
- Discuss the nature and amount of development costs that are included in the depreciation calculation. Describe how these costs are determined.
- Disclose the amount of depreciation and amortization expense of mining assets for each period presented with and without the inclusion of resources in the denominator and future development costs in the numerator.

Please provide us with a draft of proposed disclosures to be included in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Frank Abbott
Harmony Gold Mining Company Limited
July 3, 2013
Page 3

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining